UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated May 28, 2013: Globus Maritime Reports Financial Results for the Quarter Ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 28, 2013

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Reports Financial Results for the Quarter

 Ended March 31, 2013

Athens, Greece, May 28, 2013 Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter ended March 31, 2013.

Financial Highlights

(Expressed in millions of U.S dollars except for daily rates and per share data)	Three months ended March 31,
	2013	2012
Net Revenue (1)	7.4	9.5
Adjusted EBITDA (2)	4.1	6.0
Total comprehensive income	1.3	1.7
Basic earnings per share	0.13	0.16
Time charter equivalent rate (TCE)	10,550	14,764
Average operating expenses per vessel per day	3,870	4,758
Average number of vessels	7.0	7.0

(1)

Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 6.3 Years at March 31, 2013					452,886

Current Fleet Deployment

The vessels Star Globe and Tiara Globe are currently operating on short term time charters.

During January 2013 “River Globe” entered into a time charter agreement with Global Maritime Trust for a period of a minimum 12 to a maximum 14 months at the charterer’s option at $7,600 per day gross.

The “Sky Globe” is on a T/C with Hyundai Merchant Marine co (HMM) that began in August 2011 and is scheduled to expire in a minimum of 24 (maximum of 26) months from such date, at $12,000 per day gross for the first year and $12,500 per day gross thereafter.

The “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping for a period of five years (which can be extended for one year at the charterer’s option, and thereafter extended one additional year at our option), at $14,250 per day gross.

The “Moon Globe” is currently on a T/C with a Gleamray Maritime Inc. guaranteed nominee until June 2013 at $18,000 per day net of commissions.

The “Sun Globe” is currently on a T/C with Cosco Qingdao until January 2015 at $16,000 per day gross.

Assuming all charter counterparties fully perform under the terms of the respective charters, and based on the earliest redelivery dates, as of the day of this press release, the Company has secured employment approximately 50% of our fleet days for the rest of 2013 and approximately 29% for 2014.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Spot	Spot	Spot	Spot
River Globe	Global Maritime Trust	Jan 2014	Time charter	$7,600
Star Globe	Spot	Spot	Spot	Spot
Sky Globe	HMM	Aug. 2013	Time charter	$12,500
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net of commissions)
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, President, Chief Executive Officer and interim Chief Financial Officer of Globus Maritime Limited, stated: “We are pleased to report a net income of $1.3 million for the first quarter of 2013, despite the continuing instability and weakness in the dry bulk market. We’ve continued our fleet deployment strategy, consisting of a mix of spot-related and short-term time charters that will allow us to maintain a high fleet utilization. As of the date of this press release, we have secured fleet employment of approximately 50% of our fleet days for the rest of 2013 and approximately 29% for 2014, allowing us the flexibility to recharter our vessels upon a sustained recovery in freight rates.

During the first quarter of 2013, we saw a stronger growth in the demand for dry bulk commodities in the Far East, as Chinese coal imports increased considerably from the first quarter of 2012. This, among other factors, lends to the fact that a potential recovery is not too far away from materializing. The fundamentals of the dry bulk market continue to improve; however, the overall picture is still one that warrants caution and conservatism, until the supply situation returns to balance. While the current rate environment continues to weigh on our financial results, we believe that our modern fleet bodes well for Globus to continue to provide our clients with safe, efficient and cost effective dry bulk transportation services.

Management Discussion and Analysis of the Results of Operations

First quarter of the year 2013 compared to the first quarter of the year 2012

Total comprehensive income for the first quarter of the year 2013 amounted to $1.3 million or $0.13 basic earnings per share based on 10,208,486 weighted average number of shares. Total comprehensive income for the first quarter of the year 2012 was $1.7 million or $0.16 basic earnings per share based on 10,117,600 weighted average number of shares.

Net Revenue

For the three month periods ended March 31, 2013 and 2012 our Net Revenue was approximately $6.9 million and $9.3 million respectively. The 26% decrease in Net Revenue was mainly attributed to the lower average time charter rates achieved by our vessels during the first quarter of the year 2013 compared to the average time charter rates achieved during the same period in 2012. Average TCE rate decreased by 29%, from $14,764 per day for the three month period ended March 31, 2012 to $10,550 per day for the three month period ended March 31, 2013.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.5 million or 19% to $2.1 million during the three month period ended March 31, 2013 compared to $2.6 million during the three month period ended March 31, 2012. The low level of operating expenses for the first quarter of the year 2013 is due to increased purchases performed during the fourth quarter of the year 2012.The breakdown of our operating expenses for the first quarter of the years 2013 and 2012 was as follows:

	2013	2012
Crew expenses	58%	51%
Repairs and spares	13%	17%
Insurance	12%	12%
Stores	5%	10%
Lubricants	10%	7%
Other	2%	3%

Average daily operating expenses during the three month periods ended March 31, 2013 and 2012 were $3,870 per day and $4,758 per day respectively.

Depreciation

Depreciation decreased by $1.5 million to $1.4 million during the three month period ended March 31, 2013 from $2.9 million during the respective period in 2012. The decrease in depreciation is attributed to the lower depreciable book value of the vessels resulting from the impairment charge of $80.2 million recognized during December 2012.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels remained the same during both the three month periods ending March 31, 2013 and 2012 at $0.5 million. Amortization refers to the fair value of above market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters.

Interest expense and finance costs

Interest expense increased by $0.1 million, or 11%, to $1.0 million during the first quarter of the year 2013, compared to $0.9 million during the first quarter of the year 2012. This increase is mainly attributed to the increase in our weighted average interest rate to 2.59% during the first quarter of the year 2013 from 2.20% during the first quarter of the year 2012 resulting by an increase in the margin over LIBOR that one of our debt facilities bears and being in effect as of December 28, 2012.

Liquidity and capital resources

Net cash generated from operating activities for the three month periods ended March 31, 2013 and 2012 was $3.3 million and $3.8 million, respectively.

Net cash used in financing activities during the three month period ended March 31, 2013 amounted to $2.2 million and consisted of $1.4 million of debt repayment, and $0.8 million of interest and other finance costs paid. Net cash used in financing activities  during the three month period ended March 31, 2012 amounted to $3.8 million and consisted of $1.4 million of debt repayment, $1.6 million of dividends paid and $0.8 million of interest and other finance costs paid.

As of March 31, 2013, our cash and bank balances and bank deposits, including cash pledged in order to fulfill collateral requirements, were $12.8 million and our outstanding debt was $104.6 million gross of unamortized debt discount.

Scheduled vessel repairs

The vessel “Tiara Globe” was dry docked during the second quarter of the year 2013 and we anticipate that one of our vessels will be drydocked during the second half of the year 2013. We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended
	March 31,
(in thousands of U.S. dollars, except per share data)	2013	2012
	(Unaudited)
Statement of comprehensive income data:
Revenue	7,407	9,458
Voyage expenses	(476)	(149)
Net Revenue (1)	6,931	9,309
Vessel operating expenses	(2,090)	(2,598)
Depreciation	(1,405)	(2,927)
Depreciation of dry docking costs	(131)	(157)
Amortization of fair value of time charter attached to vessels	(449)	(452)
Administrative expenses	(438)	(475)
Administrative expenses payable to related parties	(218)	(143)
Share-based payments	(61)	(270)
Other (expenses)/income, net	(24)	135
Operating profit before financing activities	2,115	2,422
Interest income from bank balances & deposits	13	18
Interest expense and finance costs	(958)	(872)
Gain on derivative financial instruments	189	44
Foreign exchange (losses)/gains, net	(39)	45
Total finance costs, net	(795)	(765)
Total comprehensive income for the period	1,320	1,657

Basic and diluted earnings per share for the period	0.13	0.16
Adjusted EBITDA (2)	4,100	5,958

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2013	2012
	(Unaudited)

Total comprehensive income for the period	1,320	1,657
Interest and finance costs, net	945	854
Gain on derivative financial instruments	(189)	(44)
Foreign exchange losses/(gains) net,	39	(45)
Depreciation	1,405	2,927
Depreciation of drydocking costs	131	157
Amortization of fair value of time charter attached to vessels	449	452
Adjusted EBITDA (unaudited)	4,100	5,958

(Expressed in thousands of U.S. Dollars)	As of March 31,	As of December 31,
	2013	2012
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	138,887	140,860
Other non-current assets	98	106
Total non-current assets	138,985	140,966
Cash and bank balances and bank deposits	12,815	11,653
Other current assets	3,983	4,227
Total current assets	16,798	15,880
Vessel classified as held for sale	8,876	8,876
	25,674	24,756
Total assets	164,659	165,722

Total equity	56,563	55,182

Total bank debt	104,192	105,519
Other liabilities	3,904	5,021
Total liabilities	108,096	110,540
Total equity and liabilities	164,659	165,722

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	3,349	3,794
Net cash generated from/(used in) investing activities	12	(6)
Net cash used in financing activities	(2,195)	(3,749)

	Three months ended March 31,
	2013	2012
Ownership days (1)	630	637
Available days (2)	630	637
Operating days (3)	627	633
Bareboat charter days (4)	90	91
Fleet utilization (5)	99.5%	99.4%
Average number of vessels (6)	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	$10,550	$14,764
Daily operating expenses (8)	$3,870	$4,758

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended
	March 31,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2013	2012
	(Unaudited)

Revenue	$7,407	$9,458
Less: Voyage expenses	$476	$149
Less: bareboat charter revenue net of commissions	$1,234	$1,248
Net revenue excluding bareboat charter revenue	$5,697	$8,061
Available days net of bareboat charter days	540	546
Daily TCE rate	$10,550	$14,764

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 6.3 years as of March 31, 2013.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante